SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司



20 December 2004

**BY COURIER**



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 17 December 2004 as published in the South China Morning Post in Hong Kong on 20 December 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

IK/lc/cw

Encl.

12/30

c.c. J P Morgan
- Ms. Tintin Subagyo

# SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

## ANNOUNCEMENT

Shangri-La Asia Limited ("SA") will be required to adopt the new Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") for its accounting year commencing 1 January 2005. This follows moves by the HKICPA to harmonize financial reporting standards with those issued by the International Accounting Standards Board.

SA will be required to adopt the new Hong Kong Financial Reporting Standards issued by the HKICPA for its accounting year commencing 1 January 2005. This follows moves by the HKICPA to harmonize financial reporting standards with those issued by the International Accounting Standards Board, especially the publication on 9 December 2004 of two new Hong Kong Financial Reporting Standards: HKAS 17 "Leases" and HKAS 40 "Investment Property".

SA's first results prepared under these new and revised accounting standards will be published in its interim report for the six months ended 30 June 2005 together with the 2004 restated comparatives.

SA expects that these new and revised standards will have a significant impact to its consolidated financial statements as described below:

I. SA's hotel properties will no longer be accounted for as investment properties. Accordingly, for the accounting year beginning on 1 January 2005, instead of stating the hotel properties at fair value, SA will adopt the following accounting policies retroactively:

   (1) The underlying buildings and integral plant and machinery will be stated at cost less accumulated depreciation and impairment, if any, under HKAS 16 "Property, Plant and Equipment".

   (2) The underlying freehold land will be stated at cost less impairment, if any, under HKAS 16 "Property, Plant and Equipment", and

   (3) The underlying leasehold land will be stated at cost and subject to annual operating lease rental charge (amortization of land cost) as required by HKAS 17 "Leases".

   Adoption of these new accounting policies will have the following consequences:

   (a) The net book value of fixed assets, the overall provision for deferred tax liabilities and the net asset value ("NAV") of SA will be reduced.

   (b) The annual depreciation and lease rental charges will increase and this will reduce the profit after tax attributable to the shareholders ("PAT") and the Earnings Per Share ("EPS") of SA.

II. For the accounting year beginning on 1 January 2005, SA will adopt the following accounting policy retroactively for its investment properties:

   – SA's investment properties will continue to be stated at fair value. All changes in the fair value of investment properties from one balance sheet date to the next will be reported in the income statement. Previously, such changes were taken directly to the investment property revaluation reserve account on a portfolio basis to the extent that the reserve remained in surplus.

   Adoption of this new policy will affect the PAT and the EPS of SA depending on the results of the annual revaluation.

However, the above changes will have no impact on the cash generated from operations of SA or the estimated market values of its fixed asset portfolio which are largely influenced by their ability to generate operating cash flows.

Since the computations relating to the restatement of the consolidated financial statements and the annual effects will take considerable time and effort and will be subject to the review by the auditors, SA is at this stage, unable to reliably estimate the financial effects of these changes on its PAT or NAV. However, these changes are not expected to adversely affect the financial viability of SA's operations or to jeopardize its financial position.

SA continues to evaluate effects of adopting the other new and revised accounting standards to its consolidated financial statements. As and when this work is completed, it is possible that further effects not covered in this announcement will be identified. However, it is not expected that these will have a significant impact.

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 17 December 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*